UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from November 1, 2020 to December 31, 2020

Commission File Numbers: 001-38329

NEWMARK 401(k) PLAN

(Full title of the plan)

NEWMARK GROUP, INC.

125 Park Avenue

New York, New York 10017

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

NEWMARK 401(k) PLAN FORM 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants, Administrative Committee of the

Newmark 401(k) Plan and

The Board of Directors of Newmark Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Newmark 401(k) Plan (the “Plan”) as of December 31, 2020, and the related statement of changes in net assets available for benefits for the period from November 1, 2020 (date of inception) to December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020, and the changes in its net assets available for benefits for the period from November 1, 2020 (date of inception) to December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules

The accompanying supplemental schedule of delinquent participant contributions as of December 31, 2020 and schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2021.
New York, New York
June 29, 2021

NEWMARK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2020
Assets:
Participant-directed investments at fair value	$127,165,539
Participant-directed investments at contract value	37,440,611
Participant contribution receivables	69,046
Other receivables	74,934
Notes receivable from participants	3,034,558

Total assets	$167,784,688

Liabilities
Other liabilities	4,880

Total liabilities	4,880

Net assets available for benefits	$167,779,808

The accompanying notes are an integral part of these financial statements.

NEWMARK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

November 1, 2020 (date of inception) to December 31, 2020
Additions:
Transfers of Assets, at inception (including participant loans $2,905,720)	$157,717,482
Contributions:
Participant contributions	3,698,278
Employer contributions	38,548
Rollover contributions	1,384,112

Total contributions	5,120,938
Investment income:
Net appreciation in fair value of investments	6,267,729
Interest and dividends	324,135

Net investment gain	6,591,864
Other income:
Interest on notes receivable from participants	17,919
Other	91,531

Total other income	109,450

Total additions	169,539,734

Deductions:
Distributions to participants	1,715,548
Administrative expenses	44,378

Total deductions	1,759,926

Net increase in assets available for benefits	167,779,808
Net assets available for benefits, beginning of period	—

Net assets available for benefits, end of period	$167,779,808

The accompanying notes are an integral part of these financial statements.

NEWMARK 401(k) PLAN

Notes to Financial Statements

As of December 31, 2020, and for the Period November 1, 2020 (date of inception) to December 31, 2020

(1)	Description of Plan

The following description of the Newmark 401(k) Plan (the “Plan”), provides general information concerning the Plan. Participants should refer to the Plan document and the Plan’s summary plan description for a more complete description of the Plan’s provisions.

Introduction — On November 1, 2020, the Plan was established as a spin-off from and continuation of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P., and their Affiliates (previously the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates) (the “Prior Plan”). The financial statements are for the period of November 1, 2020 (date of inception) to December 31, 2020. During November 2020, initial funding of $157,717,482 was transferred to the Plan from the Prior Plan.

General — The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is sponsored by Newmark Group, Inc. (the “Company”).

The trustee for the Plan is Delaware Charter Guarantee & Trust Company, d/b/a Principal Trust Company (“Principal Trust” or the “Trustee”) to provide custody of assets, trading, income collection, contribution deposit processing and paying agent services. The trustee is legally responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and generally performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Principal Life Insurance Company is the Plan’s recordkeeper.

Committees — The Plan is administered by the Administrative Committee, which functions as the Plan’s “named fiduciary” and “plan administrator,” as those terms are defined in ERISA.

The Administrative Committee has the authority, in its sole discretion, to interpret the Plan, to develop rules and regulations to carry out the provisions of the Plan, to make factual determinations, and to resolve questions relating to eligibility for and the amount of benefits. The Administrative Committee is also responsible for decisions relating to the control and management of Plan assets, including the appointment of an investment manager, SageView Advisory Group, LLC, to select and monitor the investment alternatives under the Plan, each as described in “Accounts.”

Eligibility — All employees of the Company and self-employed individuals considered partners of the Company are eligible to participate in the Plan upon hire and upon reaching the age of 21, except interns unless they have completed 1,000 hours within 12 months (hours accrued prior to the spin-off from the prior plan count towards this minimum), individuals classified by the Company as independent contractors, leased employees, employees covered under a collective bargaining agreement (unless it specifically provides for participation in the plan) and non-resident aliens who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met or by being automatically enrolled.

Participant and Company Contributions — Each Eligible employee will automatically be enrolled in the plan to make a 6% pre-tax contribution to the plan unless and until the Eligible employee elects otherwise. Eligible employees may elect to contribute from 1% to 80% of their compensation to the Plan in the form of pre-tax contributions, Roth contributions, and/or after-tax contributions. The combined amount of a participant’s pre-tax and Roth contributions may not exceed a statutory limit ($19,500 for 2020, subject to adjustment in future years for cost-of-living increases in accordance with the Internal Revenue Code (“IRC” or the “Code”)). The Plan permits rollover contributions, the majority of which are due to acquisitions, and permits participants age 50 and over to make catch-up contributions of up to $6,500 for 2020. In addition, there are other limitations set forth in the IRC, which the Plan must satisfy. Contributions amounting to $4,880, which were in excess of IRC limitations related to the 2020 Plan year, were refunded to the participants by June 28, 2021. Excess contributions are recorded as a liability within the Statements of Net Assets Available for Benefit.

Certain eligible employees that are covered by a real estate and facilities management agreement between the Company and a client of the Company (“Client-Site Agreement”) are entitled to matching contributions into the Plan. The matching contributions are funded by the client of the Company as the principal duties of the employee consist of performing services for the client.

Investment Options — Participants direct the investment of their contributions into the various investment options offered by the Plan. As of December 31, 2020, investment options include various mutual funds, various pooled separate accounts, an insurance contract, and the Newmark Fund (elections to invest in the Newmark Fund are subject to Newmark Group, Inc. employee trading policies). If a participant fails to direct the investment, including the investment of automatic contributions, his or her accounts are invested in the Moderate Risk Retire View Model as described below based on the participant’s age and using this allocation their contributions are invested an array of mutual funds, pooled separate accounts, and guaranteed option that are available for investment by Plan participants.

The Newmark Fund is invested Newmark Group, Inc. Class A common stock. The Plan does not limit the amount a participant can invest in the Newmark Fund. The Newmark Fund is considered a Level 1 investment within the fair value hierarchy. The Plan does not limit the amount a participant can invest in the Newmark Fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Plan’s Trustee prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. Participants have the same voting rights in the event of a tender offer.

Vesting — Substantially all participants are immediately and fully vested in their elective deferrals, qualified non-elective contributions, rollover contributions, matching contributions covered by a Client-Site Agreement and investment earnings (losses) thereon. Certain participants that joined the Plan through acquisitions had legacy matching contributions, with vesting schedules, which are subject to potential forfeiture.

Forfeitures — Certain contributions are subject to forfeiture as described in “Vesting” above. If a participant’s employment terminates before the employer contribution becomes fully vested, the unvested portion of his or her account is forfeited. In addition, if a required minimum distribution payment is returned to the Plan and the Employer or Administrative Committee has made reasonable efforts to locate the participant, spouse or beneficiary, and the participant, spouse or beneficiary has not been located, after six months the benefits of the participant may be forfeited. Forfeitures are available to pay administrative expenses. As of December 31, 2020, there were no forfeited accounts.

Participant Accounts — Individual accounts are maintained for each Plan participant by the Trustee. Each participant’s account is credited with the participant’s contributions, any matching contributions and Plan earnings, and charged with withdrawals and allocable Plan losses and expenses (other than expenses paid by the Company). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions — Payment of benefits begins as soon as administratively practicable following termination of employment. If a participant’s account balance is more than $5,000, no distribution will be made prior to normal retirement age (later of age 59 1/2 or completion of five years of service) without the participant’s written consent. Participants may elect to defer receipt until April 1 following the later of the calendar year in which the participant attains age 70 1/2 or the calendar year in which the participant terminates employment with the Company.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant may only withdraw the amount of the immediate financial need created by the hardship and not available from other assets (excluding loans available under the Plan.

Notes Receivable From Participants — The minimum amount available to participants as a loan under the Plan is $500, and the maximum amount available will be the lesser of (i) $50,000 (reduced by a participant’s highest outstanding loan balance during the preceding 12 months), or (ii) 50% of the value of the vested portion of a participant’s account. Interest on the outstanding loans will be a commercially reasonable rate and the loans will have to be repaid within five years, except if the purpose of the loan is the purchase of a primary residence. All loans will become due and payable upon any separation from employment, other than a separation from employment on account of disability. Participant loans and accrued interest on participant loans were $3,034,558 as of December 31, 2020 and are included in notes receivable from participants in the Statements of Net Assets Available for Benefits.

Impact of COVID — In March 2020, the US Government passed the Coronavirus Aid, Relief and Economic Security CARES Act. In response to the CARES Act, the Plan suspended loan repayments, added a new withdrawal option of up to $100,000 without the 10% early withdrawal penalty to be repaid over three years, and increased the amount available to participants for new loans to the lesser of $100,000 or vested account balance. These temporary provisions had various expirations dates throughout 2020, with all expired by December 31, 2020.

Special Coronavirus Loans — Notwithstanding the prior discussions of loans, special rules apply to Coronavirus-affected participants during 2020. Beginning on March 27, 2020 until September 22, 2020, a Coronavirus-affected participant, had the right to request a loan in the maximum amount of when added to the amount of any other Plan loan the participant has outstanding, (i) $100,000 (reduced by the highest outstanding loan balance during the preceding 12 months over the loan balance on the date of the loan), or (ii) 100% of the value of the vested portion of their account.

In addition, a Coronavirus-affected participant with an outstanding loan as of March 27, 2020 had his or her loan repayments suspended effective April 23, 2020 until December 31, 2020. The original repayment period shall be extended by one year, and effective January 1, 2021, the loan will be reamortized to reflect interest accrued during the suspension period and the new payoff date.

Risks and Uncertainties — The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and changes therein.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its sponsorship of the Plan and to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, employees will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Benefit Payments to Participants and Beneficiaries — Benefits are recorded when disbursed.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes thereof. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value or contract value. See Note 5—“Fair Value Measurements” and Note 6—” Fully Benefit-Responsive Investment Contracts” for more information. Shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. The Newmark Fund is invested in Newmark Group, Inc. Class A common stock which is valued at its quoted market price at the end of the year (see Note 1—“Description of Plan” for more information). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

Participant contribution receivables — The notes receivables for participant contributions are the amounts deferred from payroll and not yet deposited with the trustee.

Notes Receivable From Participants — The Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and is included in Other income in the Statements of Net Assets Available for Benefits. Related fees are recorded as administrative expenses and are recorded when they are incurred.

Excess Contributions Payable — Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan had contributions payables amounting to $4,880 to the participants for the Period ended December 31, 2020 and is recorded as Other Liabilities in the Statement of Changes in Net Assets Available for Benefits.. See “Participant and Company Contributions” in Note 1—“Description of Plan” for more information.

Management Fees and Operating Expenses — Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the mutual fund on a daily basis and are not reflected separately. Management fees and operating expenses for the privately managed funds are accrued on a daily basis and are reflected in the daily unitized price and are paid on a quarterly basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Fees charged by the Plan recordkeeper, the trustee and the investment advisor are included in Administrative expenses in the Statement of Changes in Net Assets Available for Benefits.

(3)	Exempt Party-In-Interest Transactions

Certain officers and employees of the Company, who are participants in the Plan, perform administrative services related to the operation, recordkeeping and financial reporting of the Plan. The Company, at its option, pays these and other administrative expenses on behalf of the Plan. The Plan would pay such expenses if the Company discontinued its practice of paying them.

Principal Trust Company is the trustee of the Plan and manages the Newmark Fund.

The Newmark Fund was valued at $1,792,273 as of December 31, 2020 (see Note 1—“Description of Plan” for more information regarding the Newmark Fund).

Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with certain U.S. Department of Labor (“DOL”) Prohibited Transaction Class Exemptions.

(4)	Income Tax Status of Plan

The Plan is in the process of filing for a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan’s ERISA legal counsel drafted the plan document to be in compliance with current Code requirements for 401(k) plans. The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(5)	Fair Value Measurements

The FASB guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB guidance are as follows:

•	Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•	Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments.

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$76,547,927	$—	$—	$76,547,927
Pooled separate accounts	48,825,339	—	—	48,825,339
Newmark Fund (a)	1,792,273	—	—	1,792,273

Total	$127,165,539	$—	$—	$127,165,539

(a)	See Note 1—“Description of Plan” for more information about the Newmark Fund.

There have been no significant changes in the valuation techniques nor have there been any transfers between levels during the period ended December 31, 2020.

Investments are classified within Level 1 of the valuation hierarchy where quoted market prices are available in an active market. Level 1 investments include common stock and mutual funds. Mutual funds are valued at the daily closing price as reported by the fund. They are open-ended and registered with the SEC and deemed to be actively traded. Investments in the Newmark Fund are valued at the closing price reported on NASDAQ, elections to invest in or sell any investments in the Newmark Fund are subject to Newmark Group, Inc. employee trading policies.

Pooled Separate Accounts (“PSA”s) have investment option names but do not have ticker symbols and NAVs are not available on an exchange. The NAV is the basis for current transactions and the PSA can be redeemed at NAV as of the measurement date. Therefore, PSAs have a “Readily Determinable Fair Value”. The NAV is calculated in a manner consistent with GAAP in accordance with investment company measurement principles and therefore are included in Level 1.

(6)	Fully Benefit-Responsive Investment Contracts

The Plan holds an investment in The Principal Guaranteed Option. This contract meets the fully benefit-responsive investment contract (“FBRC”) and as such, ASU 2015-12 states that FBRCs should be measured, presented and disclosed only at contract value and fair value information is not required. Contract value is the relevant measure for FBRC contracts. This represents the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The contract value of the Principal Guaranteed Option was $37,440,611 as of December 31, 2020.

The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1.6%. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuers’ ability to meet their financial obligations. The issuers’ ability to meet their contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuers. These events may be different under each contract. Examples of such events include the following:

•	The Plan’s failure to qualify under Section 401(a) of the Code or the failure of the trust to be tax-exempt under Section 501(a) of the Code

•	Premature termination of the contracts

•	Plan termination or merger

•	Changes to the Plan’s prohibition on competing investment options

•	Bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) that significantly affect the Plan’s normal operations

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuers to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

•	An uncured violation of the Plan’s investment guidelines

•	A breach of material obligation under the contract

•	A material misrepresentation

•	A material amendment to the agreements without the consent of the issuer

(7)	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

December 31, 2020
Net assets available for benefits per the financial statements	$167,779,808
Deemed distributions	(103,406)
Accrued interest	9,926
Contributions receivable	(70,544)
Excess Contribution	4,880

Net assets available for benefits per the Form 5500	$167,620,664

The following is a reconciliation of distributions to participants per the financial statements for the period ended December 31, 2020 to the Form 5500:

December 31, 2020
Distributions to participants per the financial statements	1,715,548
Deemed distributions	103,406

Distributions to participants per the Form 5500	$1,818,954

(8)	Other Matters

During the period ending December 31, 2020, there were two instances of loan payments and contributions in the amount of $70,544 that were not transmitted to the recordkeeper in the time period as described in 29 CFR 2510.3-102. These instances arose solely due to the transition to a new plan. These contributions and loan payments were transmitted to the Plan subsequent to December 2020.

SUPPLEMENTAL SCHEDULE

NEWMARK 401(k) PLAN

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2020

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are Included: ☐	Contributions not Corrected	Contributions Corrected Outside of Voluntary Fiduciary Fund Correction Program		Contributions Pending Correction in Voluntary Fiduciary Fund Correction Program	Total Fully Corrected Under Voluntary Fiduciary Fund Correction Program and PTE 2002–51
$70,544	$—	$70,544	(1)	$—	$70,544

(1)

Represents delinquent participant contributions in December of 2020 in the amount of $70,544. The Company transmitted the contributions along with lost earnings to the Plan in February 2021, and will file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, during 2021.

SUPPLEMENTAL SCHEDULE

NEWMARK 401(k) PLAN

Plan Number 001

Employer Identification Number (EIN) 81-4467492

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

As of December 31, 2020

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower, lessor or similar party.	Description of investment including maturity date, rate of interest, collateral, par or maturity value.	Cost**	Current Value
	Artisan	Registered Investment Company ARTISAN SMALL CAP INST FD	—	$3,462,362
	BlackRock	Registered Investment Company BLACKROCK MD-CP GR EQ K FD	—	$3,991,033
	Fidelity Investments	Registered Investment Company FIDELITY 500 INDEX FUND	—	$14,641,023
	Goldman Sachs	Registered Investment Company GOLDMAN SCH SM CP VL INS R6 FD	—	$3,505,216
	JP Morgan Funds	Registered Investment Company JP MORGAN EMERG MKTS EQ R6 FD	—	$7,355,648
	MFS Investment Management	Registered Investment Company MFS MID CAP VALUE R6 FUND	—	$3,750,570
*	Newmark Group, Inc.	Employer Security NEWMARK GROUP, INC. STOCK	—	$1,792,273
*	Principal Life Insurance Company	Pooled Separate Accounts PRIN BLUE CHIP SA-Z	—	$13,724,761
*	Principal Life Insurance Company	Pooled Separate Accounts PRIN CORE PLUS BOND SEP ACCT-Z	—	$13,413,606
*	Principal Life Insurance Company	Pooled Separate Accounts PRIN DIVERSIFIED INTL SA-Z	—	$6,736,712
*	Principal Life Insurance Company	Pooled Separate Accounts PRIN EQUITY INCOME SA-Z	—	$14,495,449
*	Principal Life Insurance Company	Pooled Separate Accounts PRIN REAL ESTATE SECS SA-Z	—	$454,811
*	Principal Life Insurance Company	Insurance Company General PRINCIPAL GUARANTEED OPTION	—	$37,440,611
	Vanguard Group	Registered Investment Company VANGUARD INTL GROWTH ADM FD	—	$1,983,365
	Vanguard Group	Registered Investment Company VANGUARD MID CAP INDEX ADM FD	—	$4,273,748
	Vanguard Group	Registered Investment Company VANGUARD SM CAP INDEX ADM FUND	—	$4,225,801
	Vanguard Group	Registered Investment Company VANGUARD TTL BD MKT IDX INST	—	$13,970,803
	Vanguard Group	Registered Investment Company VGD LT INV-GRADE BOND ADM FUND	—	$7,617,842
	Vanguard Group	Registered Investment Company VGD TTL INTL STK IDX INST FUND	—	$7,770,518
*	Participant Loans	Interest Rates Range From 3.25% To 10.00% with maturity dates from 2020 to 2050	—	$2,941,078	***

*	Party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and is therefore not included.
***	Excludes deemed distributions $103,406, and accrued interest of $9,926.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Administrator of the Newmark 401(k) Plan has duly caused this annual report for the fiscal year ended December 31, 2020 to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2021	NEWMARK 401(k) PLAN FOR EMPLOYEES OF NEWMARK GROUP, INC.,

/s/ Michael J. Rispoli
	Name:	Michael J. Rispoli
	Title:	Chief Financial Officer
Newmark Group, Inc.